UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2017
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 15, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Code of Business Conduct and Ethics

1. Purpose

This Code of Business Conduct and Ethics (“Code”) provides an overview to our employees, officers, directors, and third party representatives (including, but not limited to suppliers and business partners) about our commitment to doing business the right way. This Code does not cover every issue that may arise in the course of doing business, but it sets out basic guiding principles.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. Those who violate the standards in this Code will be subject to disciplinary action up to and/or including termination.

If you have any questions or are unsure how to handle a situation, you should ask your supervisor, a manager, or the Human Resources or Legal Department for help. Refer to Section 3.12 and Section 4 for more information about seeking guidance and/or reporting violations related to the provisions of this Code.

2. Scope

The Code of Business Conduct and Ethics applies to all employees, officers, and directors (referred to collectively as “employees”), and third party representatives (including, but not limited to consultants, suppliers, and business partners), regardless of location or nationality, acting on behalf of Intertape Polymer Group Inc. and its worldwide subsidiaries and affiliates (“IPG” or the “Corporation”). All employees and third party representatives must conduct themselves according to IPG’s Code of Business Conduct and Ethics, and seek to avoid even the appearance of improper behavior. IPG expects everyone to practice good judgment when working on behalf of the Corporation. Business actions and communications - both oral and written - should be consistent with the Corporation’s Code and legal obligations.

3. Requirements

3.1. Compliance with Laws, Regulations, and IPG’s Policies and Procedures

Obeying the law, both in letter and in spirit, is the foundation on which this Corporation's ethical standards are built. Everyone must respect and obey the laws of the cities, provinces, states, and countries in which we operate. Although everyone is not expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

To maintain the Corporation's valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The Corporation holds periodic information and training sessions to promote compliance with laws and regulations, as well as Corporation policies and procedures.

3.2. Anti-Bribery and Foreign Corrupt Practices Act Policy

Bribes, kick-backs and other illegal payments to or from any individual with whom we conduct business (in any form and for any purpose) are strictly prohibited.

The promise, offer, or delivery to an official or employee of the Canadian, U.S., or any government, of a gift, favor or other gratuity will violate Corporation policy and could also be a criminal offense. The Canadian Corruption of Foreign Public Officials Act (“CFPOA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”) prohibit giving or offering anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to offer or make illegal payments to government officials of any country.

•It is never acceptable to give, receive, or offer a bribe - and it is never acceptable for a third party to do so on the Corporation’s behalf. Bribes are not limited to cash payments and can include anything of value, such as travel, entertainment, promotional or demonstrative items, the promise of a job or even a gift.

•Employees, business partners, suppliers and any other third party operating on behalf of the Corporation may not, directly or indirectly, offer, provide, promise or accept anything of value in exchange for favorable business treatment or to obtain or retain business.

•All gifts, entertainment, travel, and marketing or training events focused on government officials must conform to general Corporation policies, must be clearly for legitimate business purpose, must be modest and infrequent and must be transparent.

•Charitable Contributions and Political Donations cannot be used as a pretext to make an improper or unauthorized payment.

For a complete review of the Corporation’s policy related to improper payments, please refer to the Corporation’s Anti-Bribery and Foreign Corrupt Practice Act Policy.

3.3. Anti-Money Laundering Policy

The Corporation must also comply with all applicable anti-money laundering laws. Immediately report to your manager, a member of the legal team, or through the IPG Business Conduct and Ethics Hotline, which is available by telephone at (855) 446-0923 and online at www.reportlineweb.com/intertape any unusual or suspicious activities or transactions, such as:

•Attempted payment in cash or from an unusual financing source;
•Arrangements that involve the transfer of funds to or from countries or entities unrelated to the transaction or customer;
•Unusually complex deals that do not reflect a real business purpose; or
•Attempts to evade record-keeping or reporting requirements.

3.4. Conflicts of Interest

Conflicts of interest are prohibited as a matter of Corporation policy, except under such guidelines as may be approved by the Corporation. No employee may compete with the Corporation directly or indirectly. Employees, officers, directors, and third party representatives of the Corporation owe a duty to the Corporation to advance its legitimate interests.

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Corporation. A conflict can arise when an employee, officer, director, or a third party representative of the Corporation takes actions or has interests that may make it difficult to perform his or her work for the Corporation objectively and effectively. Conflicts of interest may also arise when an employee, officer, director, or third party representative, or members of his or her family, receives improper personal benefits as a result of his or her position in the Corporation.

A conflict of interest can arise in dealing with anyone with whom the Corporation transacts business: customers, clients, owners, buyers, suppliers, banks, insurance companies, and people in other organizations with whom we contract and make agreements.

Conflicts of interest should be avoided and include the following examples:

•	Engaging in a part-time activity for profit or gain in any field in which the Corporation is engaged (e.g., as a board member for a competitor, customer, or supplier).

•	Borrowing from, or lending money to individuals representing organizations with which the Corporation conducts business dealings.

•
Accepting or giving gifts to individuals representing organizations with which business dealings are conducted or potentially conducted. The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair personal advantage.

•
Accepting material personal opportunities that are discovered through the use of corporate property, information, or position without the consent of the Corporation. No employee may use corporate property, information, or his/her position for improper personal gain.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Legal department. Any employee, officer, director, or third party representative of the Corporation who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel or consult the procedures described in Section 3.12 of this Code.

3.5. Insider Trading

Employees who have access to confidential information as defined below are not permitted to use or share that information for stock trading purposes or for any other purpose except as it relates to the lawful conduct of our business. To use non-public, confidential information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. For a complete review of the Corporation’s policy related to insider trading, please refer to the Corporation’s Insider Trading Policy.

3.6. Confidentiality and Fair Competition

The Corporation is engaged in manufacturing and distribution which requires that a strict code of confidentiality of information (either in written or electronic form) be adhered to outside of the Corporation about any matter pertaining to the conduct of the Corporation’s business.

Confidential and proprietary information includes information described in Section 3.10 below. No information regarding the Corporation selling prices to one customer or vendor shall be given to another customer or vendor. Certain employees will be asked to sign a non-interference and confidentiality agreement.

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Corporation’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, abuse of privileged information, falsification of work-related material, or any other intentional practice using information not generally available to the public designed to provide personal benefit or competitive advantage.

3.7. Discrimination and Harassment

The diversity of the Corporation's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or harassment of any kind. Examples include, but are not limited to, derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Additionally, the Corporation does not tolerate retaliation against employees who come forward with complaints of discrimination or any other illegal or unethical behavior. Please refer to the Whistleblower Policy, the Diversity Statement, the No Harassment Policy, and such additional policies as may be in effect from time to time for more information.

3.8. Health and Safety

The Corporation strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The possession, use or sale of illegal drugs in the workplace or course of employment will not be tolerated.

3.9. Record-Keeping

The Corporation requires honest and accurate recording of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Do not knowingly create or provide false information regarding work processes or make threatening, discriminatory or defamatory statements. This applies to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Corporation’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Corporation’s legal counsel if you are representing the Corporation.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is a legitimate business expense, ask your supervisor or your controller. Rules and guidelines are available from the Global Sourcing Department. Please refer to the Travel and Entertainment Policy for more information.

Laws (including the U.S. Foreign Corrupt Practice Act) require that the Corporation’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect transactions, and must conform to the Corporation’s system of internal controls. Unrecorded or “off the books” funds, assets, or transactions are prohibited. Please refer to the Anti-Bribery and Foreign Corrupt Practice Act Policy or more information.

3.10. Confidential Information and Protection and Proper Use of Corporation Assets

Employees must maintain the confidentiality of confidential and proprietary information (as defined below) entrusted to them by the Corporation or its customers, except when disclosure is authorized by the Legal Department or required by law or regulation. Confidential information includes but is not limited to internal information relating to pricing, corporate marketing, research and development, intellectual property, and other operational processes or initiatives that might be of business value to competitors if disclosed. It may include similar information that suppliers and/or customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

All employees should endeavor to protect the Corporation’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Corporation’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Corporation equipment should not be used for non-Corporation business, though incidental personal use may be permitted.

The obligation of employees to protect the Corporation’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, operational databases, production records, and related, unpublished financial data and reports regarding production processes and corporate initiatives. Unauthorized use or distribution of this information would violate Corporation policy. It could also be illegal and result in civil or even criminal penalties. The restrictions on confidential and proprietary information in this Code do not preclude discussion of wages and working conditions among employees or with a third party pursuant to Section 7 of the National Labor Relations Act or as otherwise required by a government agency.

3.11. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

3.12. Reporting Illegal or Unethical Behavior and Seeking Guidance

Employees are encouraged to talk to supervisors, managers, Human Resources, the Legal Department, or other appropriate personnel about observed illegal or unethical behavior, and when in doubt about the best course of action in a particular situation. It is the policy of the Corporation not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of potential misconduct.

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it may be difficult to understand what is right and what is prohibited. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? Use your judgment and common sense; if something seems unethical or improper, it probably is.

•
Seek help. When in doubt, we encourage you to discuss the situation with your supervisor, a manager, Human Resources, or the Legal Department. If you do not feel comfortable approaching someone directly with your question, you have options available to you through the IPG Business Conduct and Ethics Hotline, which is available by telephone at (855) 446-0923 and online at www.reportlineweb.com/Intertape.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

•
You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Corporation does not permit retaliation of any kind against employees for good faith reports of ethical violations. Refer to IPG’s Whistleblower Policy for more information.

If you are aware of any violations of this Policy, it is your duty and responsibility to report that violation to management or through the IPG Business Conduct and Ethics Hotline. IPG’s Whistleblower Policy protects you from retaliation for any good faith report.

4. Contacts

If you have any questions or suggestions regarding this Policy, please contact the General Counsel, Randi M. Booth (rbooth@itape.com), in the Legal Department.